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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68428

Securities and Exchange Commission
Trading and Markets
FEB 14 2020
RECEIVED

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/19** (mm/dd/yy) AND ENDING **12/31/19** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Bridge Street Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Main Street, 14th Floor
(No. and Street)

San Francisco	**California**	**94105**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jonathan Curtis **415-710-6951**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
FEB 14 2020
Washington DC
415

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

OATH OR AFFIRMATION

I, **Jonathan Curtis**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Bridge Street Securities, LLC**, as of **December 31, 2019**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Managing Director
Title

MARTIN KONOPASKI
COMM. # 2234924
NOTARY PUBLIC - CALIFORNIA
MARIN COUNTY
MY COMM. EXP. APR. 15, 2022

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bridge Street Securities, LLC

December 31, 2019

Table of Contents

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Member of
Bridge Street Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bridge Street Securities, LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Bridge Street Securities, LLC as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ernst Wintter + Associates LLP

We have served as Bridge Street Securities, LLC's auditor since 2009.

Walnut Creek, California

February 10, 2020

Bridge Street Securities, LLC

Statement of Financial Condition

December 31, 2019

Assets		
Cash and cash equivalents	$	141,280
Accounts receivable		60,934
Prepaid expenses		446
Total Assets	$	202,660
Liabilities and Member's Equity		
Accounts payable	$	15,534
Deferred revenue		41,667
Due to member		10,934
Total Liabilities		68,135
Member's Equity		134,525
Total Liabilities and Member's Equity	$	202,660

The accompanying notes are an integral part of these financial statements.

Bridge Street Securities, LLC

Notes to the Financial Statements

December 31, 2019

1. Organization

Bridge Street Securities, LLC (the "Company") was organized as a Delaware limited liability company in July 2009. The Company is owned by its sole member, Bridge Street Advisors, LLC (the "Member"), and operates in San Francisco, California. Under this form of organization, the Member is not liable for the debts of the Company. The Company is a securities broker dealer and registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") in October 2010. The Company advises public and private companies on mergers, acquisitions, and other corporate matters on a fee basis.

2. Significant Accounting Policies

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts. The Company has no financial instruments required to be reported at fair value on a recurring basis.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Investments
The Company's investments are recorded at fair value with the change in fair value during the period recorded in current earnings. No investments are held at December 31, 2019.

Accounts Receivable
Accounts receivable represents amounts that have been billed to clients in accordance with the Company's engagement letters with respective clients that have not yet been collected. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. If amounts become uncollectible, they will be charged to operations when that determination is made. There is no allowance at December 31, 2019.

Income Taxes
The Company is a single member limited liability company and is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to the Member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California limited liability company tax of $800 and a California limited liability company fee based on gross revenue. The Company is no longer subject to examination by taxing authorities for tax years before 2015.

3. Risk Concentration

The Company places its cash with a well-established financial institution and, at times during the year, the balance may exceed the Federal Deposit Insurance Corporation's ("FDIC") coverage limit of $250,000. The Company has never experienced any losses related to this balance. As of December 31, 2019, the Company's cash balance does not exceed this FDIC limit.

For the period ending December 31, 2019, 86% of accounts receivable was due from two clients.

4. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2019, the Company's net capital was $73,145 which exceeded the requirement by $68,145.

5. Related Party Transactions

The Company has an expense sharing agreement with the Member. The Member provides office space and pays most overhead expenses for the Company. The Company has no obligation to reimburse or compensate the Member and is not subject to any lease agreements.

Reimbursable expenses associated with investment banking advisory engagements are incurred by the Member. The Company bills and collects these reimbursable expenses from its clients and immediately remits payment to Member upon receipt. Any reimbursement remaining uncollected at the end of each period are recorded as due to Member on the Statement of Financial Condition. As of December 31, 2019, $10,934 was due to the Member for such expenses.

The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

6. Revenues from Contracts with Customers

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur and when the uncertainties with respect to the amounts are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

6. Revenues from Contracts with Customers *(continued)*

The following provides detailed information on the recognition of revenues from contracts with customers:

Investment Banking Fees
Financial advisory service revenue consists of retainer fees, fairness opinion fees, and success fees. Fees can be both fixed and variable and can be recognized over time and at a point in time. Retainer fees are fixed fees recognized over time using a time elapsed measure of progress as the Company's clients simultaneously receive and consume the benefits of those services as they are provided. Fairness opinion fees are fixed fees recognized at a point in time when the fairness opinion letter is delivered to the client as the performance obligation has been fulfilled at such time. Depending on the terms of the contract, success fees may be either fixed or variable fees. Whether they are fixed or variable, success fees are recognized at a point in time when the transaction is complete or upon completion of specific milestones.

Information on Remaining Performance Obligations and Revenue Recognized from Past Performance
Information is not disclosed about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. As of December 31, 2019, the transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations was $41,667 and is expected to be recognized within a year. Success fees that are contingent upon completion of specific milestones are not included in the transaction price on December 31, 2019 as it is probable that a significant reversal of revenue will occur.

Contract Balances
Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables related to revenue from contracts with customers totaled $12,500 and $60,934 as of January 1, 2019 and December 31, 2019 respectively.

Alternatively, fees received or billed prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue would primarily relate to retainer fees in investment banking engagements. For the year ended December 31, 2019, $12,500 of revenue recognized relates to the January 1, 2019 balance of deferred retainer revenue. As of December 31, 2019, deferred retainer revenue related to contracts with customers was $41,667.

Contract Costs
Direct incremental costs to obtain a contract or fulfill a contract are evaluated under the criteria for capitalization on a contract by contract basis. There were no capitalized contract costs at December 31, 2019. Direct and indirect costs associated with investment banking advisory engagements are incurred by the Member.

7. Subsequent Events

The Company has evaluated subsequent events through February 10, 2020, the date which the financial statements were issued.